Exhibit 99.1

Mountain Province Diamonds Announces Tuzo Deep Drill Results

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE- AMEX: MDM

TORONTO AND NEW YORK, April 12, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) today announced the final results of the Tuzo Deep drill program, which is designed to define a resource below the current Resource (from surface to 350 meters) of the Tuzo kimberlite pipe. The Tuzo Deep drill program targeted the depth extension of the Tuzo kimberlite pipe between 350 meters and 750 meters. Table 1 below contains the results of the drill program.

Table 1: 2011/12 Tuzo Deep Drill Program

Drill hole	Azimuth (degrees)	Inclination at collar (degrees)	Kimberlite intercepts (meters)			End of hole (meters)
			From	To	Intercept
MPV-11-324C	350	-60	391.00	603.00	212.00	708.00
MPV-11-325C	340	-65	436.20	573.58	137.38	660.00
MPV-11-326C	165	-65	460.60	528.00	*	528.00
MPV-12-327C	173	-57	463.00	675.48	212.48	718.00
MPV-12-328C	059	-55	603.58	819.20	215.62	842.00
MPV-12-329C	274	-60	412.20	624.87	212.67	669.00

*Hole MPV-11-326C was abandoned at 528m due to lost rods at bottom of hole.
Hole MPV-12-327C is a continuation of MPV-11-326C starting at 400m at a wedge.

The program consisted of five holes totalling 3,725 meters.  One hole, MPV-11-326C was abandoned at 528m due to lost drill rods, however was continued in MPV-11-327C, which started at 400m at a wedge.  All five holes successfully confirmed the substantial presence of kimberlite beyond the current Resource depth.

Patrick Evans, President and CEO of Mountain Province Diamonds, commented: "The substantial kimberlite intercepts at depth below the current Tuzo resource are very encouraging. In addition, the current Tuzo resource model indicates that the diamond grade increases to depth. If this trend continues, the potential exists for higher grade kimberlite ore below 350 meters".

The Tuzo kimberlite is one of four known kimberlites within the Gahcho Kué joint venture with De Beers Canada Inc. ("De Beers"). Three of the four kimberlites (5034, Hearne and Tuzo) have a Probable Reserve of 31.3 million tonnes with a fully diluted grade of 1.57 carats per tonne, for total diamond content of 49 million carats.

The shape of the Tuzo kimberlite is unusual as it widens to depth, from 125 meters diameter near surface to 225 meters diameter at a depth of 300 meters. In addition, the diamond grade increases to depth. The average grade from surface to a depth of 300 meters is 1.21 carats per tonne, while the average grade from a depth of 300 meters to 350 meters increases to 1.75 carats per tonne. The higher grade can be explained by a generally lower degree of dilution as well as a coarser diamond distribution. This leads to the conclusion that the coherent magmas at depth (> 300 meters) have the potential for a favourable coarse diamond distribution.

Detailed geological logging, petrography studies and microdiamond analyses of the drill core are ongoing and will classify and correlate the kimberlite types intersected in the deep drilling program with the kimberlite types that comprise the current resource of the Tuzo pipe.  The results will be integrated into a revised geological model for the pipe. It is expected that an updated NI 43-101 Resource statement will be available upon completion of the required analytical work, interpretation and resource classification. An estimate for release will be provided once this work is completed. In addition, Mountain Province expects to be able to provide an estimate of the increase in the kimberlite volume to depth below 350 meters prior to the end of Q2 2012.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts three known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators. A proposal to spin the Kennady North Diamond Project out into a newly listed diamond company, Kennady Diamonds Inc, will be voted on by shareholders at a Special Meeting scheduled for April 25, 2012. Subject to shareholder, court and regulatory approval, Kennady Diamonds is expected to start trading on May 4, 2012.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:01e 12-APR-12